EXHIBIT 99.1

B Communications Ltd. (the “Company”) advises that the General Meeting of the Company (the “Meeting”) was held on November 26, 2014 at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

The following resolutions were passed at the Meeting: Approval of the indemnification agreements signed by the company with and for directors and officers who are deemed controlling shareholders and their relatives.